TRADIER BROKERAGE, INC.
(A Wholly-Owned Subsidiary of Tradier, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents	$	12,165
Clearing deposit		500,610
Accounts receivable - other		19,287
Due from clearing broker		220,418
Fixed assets, net		60,000
Prepaid expenses		26,222
	$	838,702
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses		36,407
Total Liabilities		36,407
Stockholder's equity		802,295
	$	838,702